UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 13, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Endwave Corporation

File No. 000-31635 - CF# 26450

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Endwave Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.24 to a Form 10-K filed on March 15, 2006, as modified by reduced redactions to the same exhibit re-filed as Exhibit 10.2 to the Form S-3/A filed July 20, 2007, File No. 333-144054.

Based on representations by Endwave Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Form 10-K filed March 15, 2006:

Exhibit 10.24   through March 15, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel